The integration and joint share transfer described in this convocation notice and reference materials involve securities of a foreign company. This integration and joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this convocation notice and reference materials has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(Securities Code No: 4711)

June 6, 2013

To our shareholders:

Tokyu Community Corp. 10-1, Yoga 4-chome, Setagaya-ku, Tokyo, Japan Motonori Nakamura, President & Representative Director

Convocation Notice for the 44th Ordinary General Meeting of Shareholders

Notice is hereby given that the 44th ordinary general meeting of shareholders of Tokyu Community Corp. (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you do not wish to attend on the day, you may exercise your voting rights in writing, so please read the attached reference documents and state on the enclosed voting form whether you are voting “for” or “against” each agenda item and return the form so that it is received no later than 6:00 p.m. on Thursday June 20, 2013.

1.	Date/Time:	10:00 a.m. on Friday June 21, 2013

2.	Venue:	5th Floor Conference Room, Setagaya Business Square Hills I, 10-2, Yoga 4-chome, Setagaya-ku, Tokyo, Japan

3.	Purpose

Matters to be Reported

1.
Business report, consolidated financial statements and the results of the audits of the consolidated financial statements by the accounting auditor and statutory auditors, for the 44th fiscal year (April 1, 2012 to March 31, 2013)

2.	Non-consolidated financial statements for the 44th fiscal year (April 1, 2012 to March 31, 2013)

Matters to be Resolved

Agenda Item 1:	Appropriation of surplus

Agenda Item 2:	Establishment of a parent company holding 100% of the shares of the Company through a joint share transfer

Agenda Item 3:	Election of fourteen (14) directors

4.	Other matters regarding convocation of the general meeting of shareholders

Pursuant to laws and regulations, and Article 13 of the Articles of Incorporation, the “Most Recent Financial Statements, etc. of the Other Companies to Become Wholly Owned Subsidiaries through the Share Transfer in Agenda Item 2 (Tokyu Land Corporation and Tokyu Livable, Inc.)” have been posted on the Company’s website (http://www.tokyu-com.co.jp/ir/index.html) in lieu of stating them in the reference materials.

◎	When attending on the day please bring this “Convocation Notice” and the enclosed “Report for the 44th Fiscal Year” and submit the enclosed ballot form to the reception desk.

◎
If any corrections are made to the reference materials, or the business report, non-consolidated financial statements and consolidated financial statements, the Company will post such corrections on its website (http://www.tokyu-com.co.jp/ir/index.html).

Exhibit

Business Report

(From April 1, 2012 to March 31, 2013)

1.	Current Status of the Group

(1)	Progress and results of business

This consolidated fiscal year, a slowdown was observed in the Japanese economy brought about by factors such as a decrease in exports against a background of a slowdown in the overseas economy. However, the economy moved towards recovery due to factors including demand related to recovery from the Great East Japan Earthquake and depreciation in the yen since the end of last calendar year.

Under these circumstances, the Company concentrated efforts on proposing products and works that match customer needs, with increasing customer satisfaction as the top priority. The Company has also taken further initiatives on an ongoing basis to increase customer satisfaction such as by promoting the strengthening of compliance and internal checks to improve the quality of services.

The Company has also positioned mergers and acquisitions as the foundation of one of its growth strategies to expand its business, strengthen the quality of its services and to have the capability to provide effective solutions to the customers’ needs. The acquisition of a 100% stake in United Communities Co, Ltd., and making it a subsidiary on February 28, 2013 is the result of such initiatives. This acquisition resulted in the Group having 460,000 properties under management. Please note that as the deemed date of acquisition is the last day of this fiscal year, it is only consolidated in the balance sheets for this fiscal year.

This fiscal year, the Company recorded net sales of 121,570 million yen (a 2.3% increase compared to the previous fiscal year), operating income of 8,891 million yen (a 10.9% increase compared to the previous fiscal year), ordinary income of 8,915 million yen (a 9.2% increase compared to the previous fiscal year) and net income of 5,215 million yen (a 21.1% increase compared to the previous fiscal year).

Business Segments

Management

In the Management Segment, while customer needs are diversifying and becoming more sophisticated and there is a greater focus on the quality of services, customers still remain highly conscious of cost and severe pricing competition continues.

The Company undertook various initiatives aimed at increasing customer satisfaction with regard to condominium management. Specifically, the Company promoted swift reform measures based on a survey of administrative directors of condominium management associations, as well as distributing earthquake guidebooks based on the unique features of each building in order to strengthen disaster measures and proposing disaster countermeasures support services incorporating a PDCA cycle. Additionally, as a result of en masse proposal of “Kazokuryoku Plus” to management associations as a service for properties subject to exclusive occupancy, the service is now used by approximately 40,000 people.

This fiscal year, the Company managed 54,769 premises in 347 properties, including “CROSS AIR TOWER” (in Meguro-ku, Tokyo), “Exlus Tower Musashi-Kosugi” (in Nakahara-ku, Kawasaki) and “Canal Town Center” (in Hyogo-ku, Kobe).

In building management, the Company began management services such as the management of large office buildings, commercial facilities and educational facilities, in and around Tokyo and the Kansai region. By undertaking initiatives such as the improvement of the quality of services and strengthening price competitiveness, as well as putting forward proposals for products that satisfy customer needs, the Company focused efforts on maintaining existing contracts. The Company also made proactive efforts to secure large business for new properties, including PFI projects.

This fiscal year, 53 new properties came under the management of the Company, including “COCOE Amagasaki Ryokuyu Shintoshin” (in Amagasaki, Hyogo), “LuRaRa Kohoku” (Tsuzuki-ku, Yokohama) and “Kyoto University Katsura Campus Sogo Kenkyu Building III, etc. facilities maintenance” (Nishikyo-ku, Kyoto).

Consequently, in the Management Segment, the Company recorded net sales of 76,579 million yen (a 2.4% increase compared to the previous fiscal year) and operating income of 6,660 million yen (a 2.9% increase compared to the previous fiscal year).

Lease

In the Lease Segment, although increases in rents were seen for some properties and the status of contracts concluded maintained at a certain level, overall trends such as decreasing rents continued and business conditions were tough.

Under these circumstances, the Company worked to increase customer satisfaction, deployed strategic sales activities that accurately account for the unique characteristics of each property and market conditions and undertook initiatives to improve and maintain occupancy rates.

This fiscal year, the Company newly leased 1,997 premises in 73 properties including “Maison de Colline Ichigaya” (Shinjuku-ku, Tokyo), “Lukicia Yakuin” (Chuo-ku, Fukuoka) and “Comflats Higashi Shinagawa” (Shinagawa-ku, Tokyo).

Additionally, this fiscal year the forum business developed by TC-forum Corp., which includes the renting of conference rooms, opened a new branch at AP Osaka Ekimae Umeda 1-chome bringing the total number of branches to 11 throughout Japan. TC-forum Corp. is well regarded thanks to its ability to provide rooms for conferences, training, seminars, parties and other uses, matched to the needs of customers.

Consequently, the Lease Segment recorded net sales of 18,644 million yen (a 5.0% increase compared to the previous fiscal year) and operating income of 2,565 million yen (a 22.5% increase compared to the previous fiscal year).

Repair

In the Repair Segment, the Company aimed to enhance revenues, focusing mainly on repairs for condominium common areas. The Company also undertook further initiatives with respect to quality and safety management, and progressed with putting in place systems including systems for managing the progress of repairs and the analysis of cumulative data.

Through these initiatives, the Company promoted the proposal of repairs to customers focused on reasonable and economical preventative maintenance plans, as well as the proposal of repair plans for both common areas and exclusive use areas. Additionally, the Company also made efforts to expand sales, including initiatives such as collecting customer evaluation data and making improvements in order to increase customer satisfaction with repair work.

This fiscal year, the Company completed 17,434 works such as the large-scale repair works on “Kikuta Heights” (in Narashino, Chiba), “Tokyu Dwell ULS Sakai Phoenix” (in Sakai-ku, Sakai) and “Runai Nishifunabashi” (in Funabashi, Chiba).

Consequently, the Repair Segment recorded net sales of 23,393 million yen (a 3.3% increase compared to the previous fiscal year) and operating income of 1,365 million yen (a 13.8% increase compared to the previous fiscal year).

Other

In other businesses, the Company endeavored to strengthen associated businesses such as real estate retail business as a part of condominium living related services, non-life insurance agency business, office related services for building tenants, management services for hotel-type local community facilities, energy service business and renovation business (business of carrying out renovations of condominium dwellings and selling them with added value).

Additionally, the Company also established the real estate retail and renovation business property referral website, “RenoToCo”, and undertook initiatives to further strengthen sales.

Consequently, other businesses recorded net sales of 3,237 million yen (an 18.8% increase compared to the previous fiscal year) and operating income of 382 million yen (a 47.3% increase compared to the previous fiscal year).

(2)	Action Items

With respect to the outlook going forward, due to the existence of risk factors such as downturns in the overseas economy, conditions will continue to preclude an optimistic outlook despite expectations that the Japanese economy is heading towards recovery due to improvements in the export environment and steadying domestic demand as a result of economic stimulus packages.

Under these circumstances, the Group will aim for the basic policy to “further develop our business initiatives and evolve into a company that provides products and services that meet the needs of our customers and society at large in a timely manner and at prices commensurate with their quality, thereby continuing to be the company of choice for our customers” in the final year of the Company’s mid-term management plan, and will continue to tackle all important issues.

Specifically, in addition to aiming to improve the quality of services, strengthen compliance and enhance communication with customers, the Company will work to provide services that match customer needs by expanding associated businesses such as the renovation business. Furthermore, in preparation for the increase in consumption tax which is expected to be implemented in future, the Company will promote proposals that provides the unique characteristics of each property and benefits our customers.

Additionally, by making United Communities Co, Ltd. a subsidiary, the Company intends to (i) create a new platform for the management company that utilizes its management stock, (ii) strengthen growth capacity by adopting a multi-brand strategy and (iii) improve the Company’s brand power through its industry leading stock.

The Company agreed in the meeting of the board of directors of the Company held on May 10, 2013 to establish a holding company, “Tokyu Fudosan Holdings Corporation”, with Tokyu Land Corporation and Tokyu Livable, Inc. through a joint share transfer with a (planned) effective date of October 1, 2013, and jointly prepared the share transfer plan.

Through this structural change, the Tokyu Land Group will aim to innovate its financial foundations and implement a management structure that will allow it to respond flexibly and rapidly to changes in business conditions and allow the group to demonstrate its comprehensive capabilities to the maximum extent. Additionally, further enhancing collaboration among the three companies will create new added value and allow the Tokyu Land Group to provide services of value to customers, and the Tokyu Land Group will work towards expanding inter-segment synergies through collaboration within the Group using the Tokyu Land Group’s broad range of businesses. Furthermore, the holding company, which will be responsible for the Group’s management strategy, will proactively distribute management assets to growth areas, thereby accelerating the growth of the Group’s businesses.

The Company and its subsidiaries will undertake initiatives to further improve their position in the Management Segment which is the core business of the Tokyu Land Group, and will also aim for further growth in the Lease and Repair Segments.

(3)	Capital investment

This fiscal year the Company made 2,002 million yen in capital investments, such as by acquiring rental property to grow the revenue.  Please note that this does not include goodwill generated by the Company’s acquisition of United Communities Co, Ltd.

(4)	Financing

This fiscal year, the Company obtained financing in the form of a syndicated loan of 28.0 billion yen from financial institutions in order to acquire United Communities Co, Ltd.

(5)	Changes to assets and profit (loss)

Item	41st Fiscal Year (from April 1, 2009 to March 31, 2010)	42nd Fiscal Year (from April 1, 2010 to March 31, 2011)	43rd Fiscal Year (from April 1, 2011 to March 31, 2012)	44th Fiscal Year (from April 1, 2012 to March 31, 2013)
Net sales (million yen)	112,081	113,232	118,857	121,570
Ordinary income (million yen)	5,998	7,453	8,161	8,915
Net income (million yen)	3,461	3,898	4,305	5,215
Net income per share (yen)	240.40	270.71	298.97	362.19
Total assets (million yen)	67,826	68,681	73,837	108,767
Net assets (million yen)	30,763	33,603	36,900	41,510
(Note) Net income per share is calculated using the average total number of issued and outstanding shares during the fiscal year.

(6)	Significant parent companies and subsidiaries (as of March 31, 2013)

(i)	Relationship with parent company

The Company’s parent company is Tokyu Land Corporation. Tokyu Land Corporation holds 7,302,000 shares (50.70%) of the Company’s stock. The Company is mainly contracted to perform management services for Tokyu Land Corporation for properties such as buildings.

(ii)	Significant subsidiaries

Company	Capital Stock (million yen)	Percentage of Voting Rights		Main Content of Business
Tokyu Bldg Maintenance Co., Ltd.	50	100.0		Cleaning and security
TS Community Corp.	70	100.0		Management
TC-forum Corp	40	100.0		Forum business (conference room rental, etc.)
Yoga District Heating and Cooling Co., Ltd.	180	80.0		Heating
Shindai-Byoin Parking Service Co., Ltd.	60	70.0		Parking station operation
United Communities Co., Ltd.	957	100.0		Real estate management company holding and provision of consulting services to the same
Community One Co., Ltd.	285	100.0	*	Management
Marimo Community Corp.	50	100.0	*	Management
Yoko Buil System Corp.	30	100.0	*	Management
(Notes)	1.
As of February 28, 2013, United Communities Co., Ltd. became a wholly owned subsidiary of the Company upon the acquisition of 100% of the shares thereof. In association with this acquisition, Community One Co., Ltd., Marimo Community Corp. and Yoko Buil System Corp. (subsidiaries of United Communities Co., Ltd.) became wholly owned subsidiaries of the Company.

2.	Asterisks (*) in the Voting Rights Ratio column indicate indirect holding ratios. The voting rights are held by United Communities Co., Ltd.

(7)	Details of major segments (as of March 31, 2013)

Segment	Details
Management	Administration and management of facilities, condominiums and other buildings; equipment management; cleaning; security; front-desk services; and other comprehensive management and operation services
Lease	Leasing of facilities, condominiums and other buildings; forum business including rental of conference rooms, etc.
Repair
Repair work for facilities and common areas of condominiums and other buildings; renovation work for exclusive occupancy portions of condominiums; subcontractor for office interior finish renovation work

Other	Real estate retail (sales and leases, etc.), non-life insurance agency business, office related services, management services for local community facilities

(8)	Main offices (as of March 31, 2013)

The Company	Head office (Setagaya-ku, Tokyo) Hokkaido Branch (Chuo-ku, Sapporo) Kansai Business Office (Chuo-ku, Osaka) Kyushu Branch (Hakata-ku, Fukuoka)
Significant subsidiaries
Tokyu Bldg Maintenance Co., Ltd. (Setagaya-ku, Tokyo)
TS Community Corp. (Chiyoda-ku, Tokyo)
TC-forum Corp (Chuo-ku, Osaka)
Yoga District Heating and Cooling Co., Ltd. (Setagaya-ku, Tokyo)
Shindai-Byoin Parking Service Co., Ltd. (Chuo-ku, Osaka)
United Communities Co., Ltd. (Shinagawa-ku, Tokyo)
Community One Co., Ltd. (Shinagawa-ku, Tokyo)
Marimo Community Corp. (Nishi-ku, Hiroshima)
Yoko Buil System Corp. (Nishi-ku, Yokohama)

(9)	Employees (as of March 31, 2013)

Number of Employees	Compared to the End of the Previous Consolidated Fiscal Year
12,554 (5,861)	Increased by 3,385 (2,681)
(Notes)	1.	Temporary employees are indicated in brackets using the average number of employees during the year.

2.
The number of employees increased by 3,385 employees compared to the end of the previous consolidated fiscal year. This is due to the fact that United Communities Co., Ltd. became a consolidated subsidiary of the Company as of February 28, 2013.

(10)	Principal lenders (as of March 31, 2013)

Lender	Loan Amount (million yen)
Sumitomo Mitsui Trust Bank, Limited	6,220
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,910
Mitsubishi UFJ Trust and Banking Corporation	5,870
Mizuho Corporate Bank, Ltd.	5,850

(11)	Other significant matters relating to the corporate group

In February 2013, the Company acquired United Communities Co., Ltd., making it a wholly owned subsidiary. In association with this acquisition Community One Co., Ltd., Marimo Community Corp. and Yoko Buil System Corp. (subsidiaries of United Communities Co., Ltd.) became wholly owned subsidiaries of the Company.

2.	Shares (as of March 31, 2013)

(1)	Total number of shares authorized to be issued:	52,000,000
(2)	Total number of issued and outstanding shares:	14,400,000 (including 118 treasury shares)
(3)	Number of shareholders:	5,372 (a decrease of 2,814 compared to the end of the previous fiscal year)
(4)	Major shareholders (top 10)

Shareholder	Number of Shares Held	Percentage of Total Shares Issued
Tokyu Land Corporation	7,302,000	50.70
Tokyu Corporation	720,000	5.00
Tokyu Community Employee Stock Ownership Program	574,762	3.99
Japan Trustee Services Bank, Ltd. (trust account)	392,200	2.72
Tokyu Livable, Inc.	350,000	2.43
Tokyu Hands, Inc.	350,000	2.43
The Master Trust Bank of Japan, Ltd. (trust account)	310,800	2.15
Sumitomo Mitsui Trust Bank, Limited	230,000	1.59
CMBL S.A. Re Mutual Funds	161,700	1.12
Nippon Life Insurance Company	74,500	0.51
(Note) Treasury shares (118) are excluded from calculation of the number of shares held.

3.	Share Options

Not applicable.

Consolidated Balance Sheets
(as of March 31, 2013)
(Unit: million yen)
Assets		Liabilities
Item	Amount	Item	Amount
Current assets	28,521	Current liabilities	27,978
Cash and deposits	11,005	Notes and accounts payable-trade	6,789
Notes and accounts receivable-trade	8,284	Short-term loans payable	3,104
Real estate for sale	2,278	Lease obligations	208
Merchandise	1	Income taxes payable	1,839
Costs on uncompleted construction contracts	677	Advances received	3,699
Supplies	135	Deposits received	5,774
Deferred tax assets	1,274	Provision for bonuses	2,365
Short-term loans receivable	3,222	Provision for directors’ bonuses	58
Other	1,671	Other	4,138
Allowance for doubtful accounts	(27)	Noncurrent liabilities	39,278
Noncurrent assets	80,245	Long-term loans payable	26,026
Property, plant and equipment	26,634	Lease obligations	392
Buildings and structures	8,688	Deferred tax liabilities	102
Machinery, equipment and vehicles	291	Provision for retirement benefits	6,395
Land	16,893	Asset retirement obligations	65
Lease assets	413	Long-term lease and guarantee deposited	6,076
Construction in progress	92	Other	220
Other	256	Total liabilities	67,256
Intangible assets	39,871
Goodwill	37,431	Net assets
Leasehold right	1,166	Shareholders’ equity	40,536
Other	1,273	Capital stock	1,653
Investments and other assets	13,739	Capital surplus	1,227
Investment securities	3,689	Retained earnings	37,655
Long-term loans receivable	336	Treasury stock	(0)
Deferred tax assets	2,303	Accumulated other comprehensive income	813
Lease and guarantee deposits	6,258	Valuation difference on available-for-sale securities	813
Other	1,253	Minority interests	160
Allowance for doubtful accounts	(102)	Total net assets	41,510

Total assets	108,767	Total liabilities and net assets	108,767
(Note) Amounts are in units of millions of yen with fractional units discarded.

Consolidated Statements of Income
(from April 1, 2012 to March 31, 2013)

(Unit: million yen)
Item	Amount
Net sales		121,570
Cost of sales		105,594
Gross profit		15,975
Selling, general and administrative expenses		7,083
Operating income		8,891
Non-operating income
Interest income	34
Dividends income	23
Insurance dividends	32
Equity in earnings of affiliates	70
Other	22	182
Non-operating expenses
Interest expenses	30
Finance fee paid	104
Loss on retirement of noncurrent assets	20
Other	1	158
Ordinary income		8,915
Extraordinary loss
Loss on sales of noncurrent assets	50
Impairment loss	387	437
Income before income taxes and minority interests		8,478
Income taxes-current	3,065
Income taxes-deferred	171	3,236
Income before minority interests		5,241
Minority interest in income		25
Net income		5,215
  (Note) Amounts are in units of millions of yen with fractional units discarded.

Consolidated Statements of Changes in Shareholders’ Equity
(from April 1, 2012 to March 31, 2013)

(Unit: million yen)
	Shareholders’ Equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,653	1,227	33,634	(0)	36,516
Changes of items during the period
Dividends from surplus			(1,195)		(1,195)
Net income			5,215		5,215
Net changes of items other than shareholders’ equity
Total changes of items during the period	－	－	4,020	－	4,020
Balance at the end of the current period	1,653	1,227	37,655	(0)	40,536

	Accumulated other comprehensive income		Minority interests	Total net assets
	Valuation difference on other available-for-sale securities	Total accumulated other comprehensive income
Balance at the beginning of the current period	244	244	139	36,900
Changes of items during the period
Dividends from surplus				(1,195)
Net income				5,215
Net changes of items other than shareholders’ equity	568	568	21	590
Total changes of items during the period	568	568	21	4,610
Balance at the end of the current period	813	813	160	41,510
(Note) Amounts are in units of millions of yen with fractional units discarded.

Notes to the Consolidated Financial Statements

Notes on significant items which serve as foundations in the preparation of the consolidated financial statements.

1.	Scope of Consolidation

(1)	Numbers and names of consolidated subsidiaries

Number of consolidated subsidiaries	･･･	12
Names of consolidated subsidiaries	･･･
United Communities Co., Ltd.; Community One Co., Ltd.; Marimo Community Corp.; Yoko Buil System Corp.; Tokyu Bldg Maintenance Co., Ltd.; TS Community Corp.; TC-forum Corp; Yoga District Heating and Cooling Co., Ltd.; Shindai-Byoin Parking Service Co., Ltd.; and three other companies.

All subsidiaries are consolidated.
The Company acquired United Communities Co., Ltd. on February 28, 2013. In association with this acquisition Community One Co., Ltd., Marimo Community Corp. and Yoko Buil System Corp. (subsidiaries of United Communities Co., Ltd.) are included within the scope of this consolidation.

2.	Application of the Equity Accounting Method
(1)	Non-consolidated subsidiaries to which the equity accounting method is applied	One company:	TOKYU LAND SC MANAGEMENT CORPORATION
(2)	Non-consolidated affiliates to which the equity accounting method is not the applied method	Eleven companies:	Akasaka Sigma Towers K.K. and ten other companies

Companies to which the equity accounting method is not applied are excluded from the scope of application due to the fact that the net income (loss) (amount corresponding to equity) and the retained earnings (amount corresponding to equity), etc. have a minor impact on the consolidated financial statements and are of insignificant importance.

3.	Fiscal Year of Consolidated Subsidiaries

Consolidated subsidiaries have the same fiscal year as the consolidated fiscal year of the Company.

4.	Accounting Standards

(1) Securities
A. Other securities
Securities with a fair value	･･･
Fair value based on the market value, etc. on the last day of the accounting period (valuation difference is handled by recognition directly into net assets in full and the cost of products sold is calculated using the moving average method.)

Securities without a market value	･･･	Cost method using the moving average method

Of the profit (loss) from contributions to investment limited partnerships and other similar partnerships (those deemed to be securities under Article 2 Paragraph 2 of the Financial Instruments and Exchange Act), profit (loss) corresponding to equity attributable to the Group is booked as either “net sales” or “cost of sales” and added to or deducted from “investment securities”.

B. Derivatives		Fair value method

C. Inventories

(a)	Real estate for sale

Cost method using the specific identification method

(b)	Merchandise

Cost using retail method

(c)	Costs on uncompleted construction contracts

Cost using the specific identification method

(d)	Supplies

Cost method based on last purchase cost

(Note) In all cases values in the consolidated balance sheets are calculated using book value devaluation based on reductions in profitability.

(2) Depreciation method for noncurrent assets

A. Property, plant and equipment (excluding lease assets)

The declining balance method is used; however, the fixed amount method has been adopted for buildings (not including facilities incidental to buildings) acquired on or after April 1, 1998.
Please note that buildings acquired on or before March 31, 1998 use the asset life prior to the FY1998 tax reforms while the same standard as provided in the Corporation Tax Act is used for other assets.
Additionally, the fixed amount method with the residual value as zero yen and the end of the fixed term as the life of the asset is used for land, etc. leased subject to a fixed term lease right.

B.	Intangible noncurrent assets (excluding lease assets)

The fixed amount method is used.
Please note that asset life uses the same standard as provided in the Corporation Tax Act.
Additionally, the fixed amount method is used for software for internal use based on the expected in-house possible period of use (five years).

C.	Lease assets

The lease term is taken as the asset life, and the fixed amount method is used with the residual value set as zero.
Please note that, in finance leases not involving the transfer of ownership, the ordinary method for lease transactions is used for lease assets relating to lease transactions where the starting date of the lease is on or before March 31, 2008.

(3) Standards for recording allowances

A. Allowance for doubtful accounts
To provide for losses due to doubtful accounts, the possibility of recovery is examined using the historical rate of credit losses for normal receivables and specific receivables such as doubtful accounts receivable are examined individually, and the expected amount that cannot be recovered is booked.

B.	Provision for bonuses

Booked based on the amount expected to be paid for the fiscal year to provide for the payment of bonuses to employees.

C.	Provision for directors’ bonuses

Booked based on the amount expected to be paid to provide for the payment of bonuses to officers for the fiscal year.

D.	Provision for retirement benefits

Booked based on the expected employment benefits liabilities and pension assets at the end of the fiscal year, to provide for the payment of employee retirement benefits.

Actuarial differences are principally recorded as expenses in the consolidated fiscal year following the year using the average amount based on a certain number of years (five years) within the average remaining period of service for the employee.
Additionally, past service liabilities are principally recorded as costs using the fixed amount method for a certain number of years (twelve years) during the employee’s average remaining period of service at the time.

(4) Other significant matters relating to the preparation of consolidated financial statements

A. Hedge accounting

(a)	Hedge accounting method

As interest swaps satisfy the requirements for the special disposition, the special disposition method is used for interest swaps.

(b)	Hedge measures and hedge targets

Measures: interest swaps

Targets: Borrowings

(c)	Hedge policy

Interest swap transactions are carried out to mitigate the risk of interest rate fluctuations for borrowings.

(d)	Hedge effectiveness rating method

Determinations of effectiveness are omitted due to the fact that interest swaps satisfy the requirements for special disposition.

B.	Amortization of goodwill

Amortization of Goodwill uses the fixed amount method using a reasonable number of years (within 20 years), individually estimating the period of time of the effect of such investment.

C.	Consumption tax accounting treatment

The tax-exclusion method is used. Non-deductible consumption tax and local consumption tax are recorded as expenses for the consolidated fiscal year.

Notes on Changes to Accounting Treatment

Changes to depreciation method

In association with reforms to the Corporation Tax Act, from this consolidated fiscal year the depreciation and amortization method for buildings, plants and equipment acquired on and after April 1, 2012 was changed to a method based on the amended Corporation Tax Act. This change had a minor impact on the income for the consolidated fiscal year.

Notes to the Consolidated Balance Sheets

1.	Assets furnished as collateral and the corresponding liabilities

(1)	Assets furnished as collateral

Short-term loans receivable	12 million yen
Investment securities	125 million yen
Long-term loans receivable	264 million yen
Total	402 million yen

(2)	Liabilities corresponding to assets furnished as collateral

－ million yen

(Note) The above assets are furnished as collateral for the debts of our affiliated companies, etc.

2.	Buildings, plants and equipment accumulated depreciation

9,702 million yen

3.	The purpose of holding of some assets held for lease in the past has changed and therefore 826 million yen has been transferred to real estate for sale.

Notes to the Consolidated Statements of Income

1.	Impairment loss

The Company has recorded impairment loss for the following assets.
Purpose of Use	Type	Location	Impairment Loss
Lease assets, etc.	Land and building, etc.	Setagaya-ku, Tokyo	387 million yen

Asset grouping is carried out by means of classifications under management accounting which confirms income and expenditure on an ongoing basis. This fiscal year, for asset groups for which the purpose of holding changed, the book value was reduced to the recoverable value after the change of the purpose of holding, and such decrease (387 million yen) was recorded as extraordinary loss.

Notes to Consolidated Statements of Changes in Shareholders’ Equity

1.         Issued and outstanding shares and treasury shares

	Number of Shares at the Beginning of the Fiscal Year	Increase in the Number of Shares this Fiscal Year	Reduction in the Number of Shares this Fiscal Year	Number of Shares at the End of the Fiscal Year
Issued and outstanding shares
Common stock	14,400,000	－	－	14,400,000
Total	14,400,000	－	－	14,400,000
Treasury shares
Common stock	118	－	－	118
Total	118	－	－	118

2.         Dividends
(1)	Dividend

Resolution	Type of Shares	Total Dividend (million yen)	Dividend per Share (yen)	Record Date	Effective Date
Ordinary general meeting of shareholders held on June 22, 2012	Common stock	575	40	March 31, 2012	June 25, 2012
Meeting of the board of directors held on October 30, 2012	Common stock	619	43	September 30, 2012	December 10, 2012

(2)	Dividends with a record date falling within this fiscal year which have an effective date in the following fiscal year

Scheduled Resolution	Type of shares	Total dividend (million yen)	Source for payment	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 21, 2013	Common stock	619	Retained earnings	43	March 31, 2013	June 24 2013

Notes on financial instruments

1.         Status of financial instruments

The Company’s group only uses short-term deposits and loans receivable (group CMS, etc.) for the management of finances, and obtains financing in the form of loans from banks and other financial institutions.

Customer credit risk for notes and accounts receivable trade is mitigated by following internal rules relating to credit management. Investment securities are mainly comprised of shares and equity contributions to silent partnerships. For investment securities, the fair value and financial condition of the issuers (customers) are checked regularly and the holding status is reviewed on an ongoing basis taking into account the state of the market and relationship with the customers. Regular monitoring of the state of management is conducted for equity contributions to silent partnerships.

Loans were primarily used to finance the acquisition of the shares of United Communities Co, Ltd., and the Company has fixed the interest paid on certain long-term loans payable by conducting interest rate swap transactions. Derivative transactions are carried out within the scope of actual demand, based on management rules.

2.         Fair value of financial instruments

The value recorded in the balance sheets, fair value and the difference of the values as of March 31, 2013 (the last day of the fiscal year) are as follows. Please note that financial instruments for which it is highly difficult to confirm a fair value are not included in the following table (see notes 2 and 3).

(Unit: million yen)
		Value Recorded in the Consolidated Balance Sheets (*)	Fair Value (*)	Difference
(1)	Cash and deposits	11,005	11,005	−
(2)	Notes and accounts receivable trade	8,284	8,284	−
(3)	Short-term loans payable	3,222	3,222	−
(4)	Investment securities	1,718	1,718	−
	Other securities
(5)	Notes and accounts payable trade	(6,789)	(6,789)	−
(6)	Short-term loans receivable	(3,104)	(3,106)	-2
(7)	Deposits received	(5,774)	(5,774)	−
(8)	Long-term loans receivable	(26,026)	(26,026)	-0
(9)	Derivatives transactions	−	−	−
* Items booked as liabilities are presented in brackets.

(Note 1) Method for calculating fair value of financial instruments; Securities and matters concerning securities

(1) Cash and deposits, (2) Notes and accounts receivable trade and (3) Short-term loans payable
As these are paid within a short period, the fair value is almost exactly the same as the book value, and therefore the book value is used.
(4) Investment securities
The fair value of other securities uses the value at the securities exchange.
(5) Notes and accounts payable trade and (7) Deposits received
As these are paid within a short period, the fair value is almost exactly the same as the book value, and therefore the book value is used.
(6) Short-term loans receivable and (8) Long-term loans receivable
The fair value of short-term loans receivable and long-term loans receivable is calculated by means of discounting by the expected interest rate, assuming that new loans were taken out for the same total principal and interest.  Long-term loans with variable interest rates are subject to special disposition using interest swaps (see (9)), and fair value is calculated by means of discounting the total amount of principal and interest treated as one together with the interest swap by the reasonably estimated applicable interest rate if the same loans were taken out.
(9) Derivatives transactions
Interest rate swaps which are handled using special disposition are calculated as one and the same as the long-term loan subject to hedging, and therefore the fair value is included in the fair value of the relevant long term loan (see (6) and (8)).

(Note 2) It is recognized that it is highly difficult to confirm the fair value of non-listed shares (value in the consolidated balance sheets: 864 million yen) and contributions to silent partnerships (value in the consolidated balance sheets: 1,106 million yen) because they have no market value and future cash flows cannot be estimated.  Therefore, they are not included in “(4) Investment securities – Other securities”.

(Note 3) It is recognized that it is highly difficult to confirm the fair value of lease and guarantee deposits, and long term lease and guarantee deposits, etc. because they have no market value and future cash flows cannot be estimated. Therefore,  no fair value is presented.

Notes on Real Estate for Lease

1.	Condition of real estate for lease

The Company and some of its subsidiaries hold housing and offices, etc. (including land) for lease in Tokyo and other areas.

2.	Fair value of lease and other real estate

(Unit: million yen)
Value in the Consolidated Balance Sheets	Fair Value
21,669	22,158
(Note 1) The value in the consolidated balance sheets is calculated by deducting the cumulative depreciation and cumulative impairment loss from the purchase price.
(Note 2) For major properties, the fair value at the end of this fiscal year is the amount determined to be reasonable by the Company, based on the amount calculated using a method similar to the “real estate appraisal standards”. For other properties, fair value uses a certain appraisal value or a value based on indices regarded as reflecting a suitable market price.

Notes on Business Mergers, etc.

Business mergers through acquisitions

1.	Outline of mergers

(1)	Name and business content of acquired company

Name:	United Communities Co., Ltd.
Business:	Real estate management company holding and provision of consulting services to the same

(2)	Main reasons for conducting the merger

Decided to carry out the transaction in order to achieve the following points by acquiring the stock of United Communities Co., Ltd.

•	Create a new management company platform, utilizing its management stock (total: 460,000 premises) and improving brand power
•	Strengthen growth capacity by adopting a multi-brand strategy

(3)	Date of merger

February 28, 2013

(4)	Legal form of merger

Acquisition of shares using cash as consideration

(5)	Name of company after merger

No change of name post-merger

(6)	Ratio of voting rights acquired

Percentage of voting rights immediately preceding acquisition	0.0%
Percentage of voting rights on the date of acquisition	100.0%
Percentage of voting rights after acquisition	100.0%

(7)	Main basis for decision to acquire the target company

Acquisition of the target’s shares by the Company with cash as consideration.

2.	Period of results of operations of the acquired company included in the consolidated financial statements

As March 31 is the last day of the fiscal year of United Communities Co., Ltd., this fiscal year only the balance sheets as of March 31, 2013 are consolidated.

3.	Acquisition cost and breakdown

Consideration	Value of Shares Acquired	35,999 million yen
Cost directly necessary for acquisition	Advisory costs, etc.	158 million yen
Acquisition cost		36,158 million yen

4.	Value of goodwill generated, cause giving rise to goodwill, amortization method and amortization period

(1)	Amount of goodwill

37,237 million yen

(2)	Cause

Primarily the expected excess earning power due to business development going forward.

(3)	Amortization method and period

Average method over 20 years

5.	Value of assets and liabilities received upon merger and major breakdown

Current assets	4,192 million yen
Noncurrent assets	1,629 million yen
Total assets	5,822 million yen
Current liabilities	5,457 million yen
Noncurrent liabilities	1,443 million yen
Total liabilities	6,901 million yen

6.	Estimate and calculation method for the impact on consolidated income for the fiscal year assuming the merger concluded on the first day of the fiscal year

Net sales	26,311 million yen
Operating income	1,504 million yen

Amount and Method of Estimate

The difference between the net sales and income information calculated assuming the merger concluded on the first day of the fiscal year and the net sales and income information in the consolidated statement of income was used as the estimate of the impact amount.
Additionally, goodwill recognized at the time of the merger is incorporated into the amortization calculations as having been generated on the first day of the fiscal year.
Please note that this note has not received audit certification.

Per Share Information

1.	Net assets per share	2,871.57 yen

2.	Net income per share	362.19 yen

Significant Subsequent Events

The Company, Tokyu Land Corporation (“Tokyu Land”) and Tokyu Livable, Inc. (“Tokyu Livable”) agreed to establish the holding company “Tokyu Fudosan Holdings Corporation” (the “Holding Company”) that will hold 100% of the shares of the three companies through a joint share transfer (the “Share Transfer”) with a (planned) effective date of October 1, 2013 and prepared the Share Transfer Plan for the Share Transfer with the approval of the meetings of their respective boards of directors held on May 10, 2013.

The Company, Tokyu Land and Tokyu Livable plan to obtain the approval of each of their ordinary general meetings of shareholders held on June 21, 2013, June 26, 2013 and June 24, 2013, respectively.

1.	Purpose of Management Integration through the Share Transfer

As a result of the progress of the study of the strengthening of the Tokyu Land Group’s financial foundations set forth in the Group’s mid-term management plan, the Group has determined that moving to a holding company structure is the best way to aim to improve management flexibility and efficiency through innovation of the financial foundations in anticipation of future changes to business conditions. Changing to a holding company structure will create a management structure that will allow the Group to demonstrate its comprehensive capabilities to the maximum extent and accelerate growth as a comprehensive real estate group through the appropriate distribution of management resources and expansion of synergies due to enhancement of collaboration within the group.

2.	Overview of the Share Transfer

(i)	Schedule of the Share Transfer

General meeting of shareholders record dates (all three companies)	March 31, 2013 (Sun)
Board of directors meeting approving the Share Transfer Plan (all three companies)	May 10, 2013 (Fri)
Ordinary general meeting of shareholders to approve the Share Transfer Plan (the Company)	June 21, 2013 (Fri) (planned)
Ordinary general meeting of shareholders to approve the share transfer plan (Tokyu Livable)	June 24, 2013 (Mon) (planned)
Ordinary general meeting of shareholders to approve the share transfer plan (Tokyu Land)	June 26, 2013 (Wed) (planned)
Date of delisting from the Tokyo Stock Exchange (all three companies)	September 26, 2013 (Thu) (planned)
Incorporation registration date of the Holding Company (effective date of the Share Transfer)	October 1, 2013 (Tue) (planned)
Listing date of the Holding Company	October 1, 2013 (Tue) (planned)

However, this schedule may be changed upon discussion among the three companies if required for the progress of the Share Transfer procedures or otherwise necessary.

(ii)	Method of the Share Transfer

The Share Transfer will be a joint share transfer by which the Company, Tokyu Land and Tokyu Livable will become wholly owned subsidiaries and the Holding Company will become the parent company owning 100% of the shares of these three companies.

(iii)	Ratio of the Share Transfer

	Tokyu Land	The Company	Tokyu Livable
Ratio of the Share Transfer	1.00	4.77	2.11
(Note 1)	Share allotment ratio
If, however, there is a material change in the various conditions forming the basis of calculations, the abovementioned share transfer ratio may be changed upon discussion among the three companies.  One share unit of the Holding Company will comprise 100 shares.

(Note 2)	(Planned) Number of new shares to be delivered by the Holding Company due to the Share Transfer
Common stock:                                700,950,413 shares

The above number is based on — Tokyu Land: 533,345,304 issued and outstanding shares (as of March 31, 2013); the Company: 14,400,000 issued and outstanding shares (as of March 31, 2013); and Tokyu Livable: 48,000,000 issued and outstanding shares (as of March 31, 2013). Please note that, prior to the Share Transfer taking effect, Tokyu Land Corporation, the Company and Tokyu Livable plan to retire their respective treasury shares currently held or to be acquired in the future, and therefore shares of the Holding Company will not be allotted for such treasury shares. However, as the number of treasury shares that will actually be retired as of the effective date of the Share Transfer is currently undetermined, there may be a change in the abovementioned number of new shares delivered by the Holding Company.

(iv)	Details of Company Newly Established by Share Transfer

Name	Tokyu Fudosan Holdings Corporation
Location	21-2, Dogenzaka 1-chome, Shibuya-ku, Tokyo
Titles and names of representatives	Chairman President & Representative Director	Masatake Ueki Kiyoshi Kanazashi
Content of business	Group operations management business
Capital	60 billion yen

(v)	Overview of accounting treatment

The Share Transfer is expected to qualify as a “transaction under joint control” in the Accounting Standard for Business Combinations (ASBJ Statement No. 21 (issued by the ASBJ on December 26, 2008)). Goodwill is expected to be generated in the Holding Company’s consolidated closing of accounts in connection with transactions with minority shareholders, but the details of the accounting treatment are as yet undetermined. Notice will be given of the accounting treatment once finalized.

Reference Materials

Agenda Item 1:	Appropriation of surplus

Based on the results of operations for the current fiscal year and taking into account the strengthening of its financial standing and the expansion of business going forward, the Company plans to pay a year-end dividend for the 44th fiscal year and appropriate other surplus as follows in return for the support of our shareholders

1.	Year-end dividend

(1)	Type of dividend assets

Cash

(2)	Distribution of dividend assets and the total amount thereof

43 yen per common share of the Company; Total: 619,194,926 yen

Total dividends per share for the fiscal year together with the interim dividend (43 yen per share): 86 yen per share

(3)	Effective date of dividend

June 24, 2013

2.	Other appropriation of surplus

(1)	Reductions of surplus

	Retained earnings brought forward:	4,390,000,000 yen

(2)	Increases of surplus:	4,390,000,000 yen

Agenda Item 2:	Establishment of a parent company holding 100% of the shares of the company through a joint share transfer

1.	Reasons for Conducting a Share Transfer

(1)	Background

Under the management philosophy of “independence and collaboration” which aims to leverage synergies through mutual collaboration within the Group based on the independence and the competitiveness in the respective fields of each company, the Tokyu Land Group, comprised of Tokyu Land Corporation (“Tokyu Land”) and its subsidiaries and affiliated companies (the “Group”), has been striving to create business value essential for its customers using the value-chain created by each company’s strong capabilities in executing its respective business and collaboration within the Group. As a result, the Group has grown into a comprehensive real estate business group with approximately 17,000 employees, comprised of listed companies such as Tokyu Livable, Inc. (“Tokyu Livable”) and the Company, and companies like Tokyu Hands, Inc. which are leading companies in their fields, worked to enhance the Company’s real estate management capacity and Tokyu Livable’s real estate brokerage function that originate from Tokyu Land’s development function, and poured efforts into utilizing a broad range of business fields to deliver high value-added products and services, while organically incorporating real estate utilization functions such as retail facilities and fitness clubs.

However, economic conditions under which the Tokyu Land Group operates are expected to undergo a significant change. Socioeconomic paradigm shifts in Japan such as the maturing economy, falling birthrates and aging of society will cause a diversification of values and lifestyles, and the rapid development of information technology will increase the information and choices available to customers, making it more essential than ever to deliver products and services that satisfy customer needs and tastes.

It will be essential for major cities in Japan to be internationally competitive for Japan’s economic recovery, and from the perspective of improving disaster prevention and earthquake resistance, developers are expected to promote innovation and regeneration of municipal functions and to create attractive communities. On the other hand, the importance of utilizing superior stock is increasing in the real estate industry, and the real estate stock utilization business is expected to grow due to societal demand going forward. There are also opportunities appearing in the real estate industry such as the growth of developing markets overseas and increase in inbound investment demand.

Under these circumstances, the Tokyu Land Group’s current medium-term management plan “Value Innovation 2013” positions the three year period from the fiscal year ended March 31, 2012 through the fiscal year ending March 31, 2014 as the time to establish the Group’s foundations, and has as its key strategies (i) strengthening financial foundations and the Group’s management, (ii) progressing the reinvestment cycle using the REIT fund business and (iii) innovating core businesses in response to changing business conditions. Tokyu Land listed Activia Properties Inc. and Comforia Residential REIT, Inc. in June 2012 and February 2013, respectively for the first time. The Company expanded its management stock by acquiring United Communities Co, Ltd., a leading company in the condominium management industry, in February 2013. In addition to expanding the size of its business through the proactive opening of real estate brokerage branches, Tokyu Livable has made sound progress on initiatives such as launching the “Livable Peace of Mind Brokerage Guarantee” throughout Japan which is a guarantee service for existing residences in January 2013, intended to bring peace of mind and safety to more customers that purchase existing residences.

Recently, the members of the Tokyu Land Group have come to the common understanding that, with intensifying competition due to changing business conditions in the future, it is necessary to develop business that makes maximum use of the Group’s broad business areas and resources, and that it is essential to undertake initiatives to further integrate the Group in order to further accelerate the growth of each company. Therefore, the Tokyu Land Group has been considering the Share Transfer (defined below) in order to ensure that the purposes set forth in (2) below are realized quickly.

(2)	Purpose

As a result of considering the strengthening of financial foundations set forth in the Tokyu Land Group’s current medium-term management plan, the Group has determined that changing to a holding company structure is most suitable for achieving the following major objectives:

To aim to reform the Group’s financial foundations, respond to changes in business conditions flexibly and rapidly, create a management structure that will allow the Group to demonstrate its comprehensive capabilities to the maximum extent and switch from a “foundation establishment phase” to a “growth phase” for its next medium-term management plan. To position management business and brokerage business, which are expected to show growth going forward, as core businesses in addition to real estate sales and leasing businesses, and to accelerate growth as a comprehensive real estate group through expanding synergies by distributing management resources and enhancing collaboration within the Group under a holding company structure.

(i)	Mobility of management and improvement of efficiency by innovation of the group financial foundation

Under a holding company structure, the streamlining of overlapping businesses and integration of functions will be promoted. By changing to a holding company structure, it will also become possible for the Group to be reorganized flexibly in response to future changes in business conditions.

The management integration of the three companies through the establishment of the Holding Company will create a management structure that will allow the Group to demonstrate its comprehensive capabilities by distributing management resources to growth fields fairly and appropriately, and by having each group operating company dedicate itself to executing business in line with the Group’s management strategy. Additionally, the Group will implement streamlining measures such as the integration of staff functions and IT systems and aim to improve corporate value.

(ii)	Expansion of synergies between businesses through group collaboration

The overlapping businesses and the partial insufficient sharing of management resources arising from the current group structure will be resolved in association with the change to a holding company structure, and the Holding Company will take on the functions of creating opportunities for synergy between businesses and promoting collaboration, based on the Group’s management strategy. Through this, new added value is expected to be created through the further utilization of the Group’s broad resources and strengthening of collaboration, which will allow the Group to provide services of value to its customers.

The Group will aim to provide products and services that flexibly and suitably respond to customer needs in the real estate sales business through the further enhancement of collaboration on development, sales, and management. Furthermore, in the real estate lease business, the Group will aim to promote strengthening of the value chain by improving the capabilities of each business process from development through to management. Additionally, the Tokyu Land Group will aim to utilize its broad business using foundations such as the Company’s industry leading management stock comprised of approximately 460,000 properties and the wealth of information held by the comprehensive real estate sales business of Tokyu Livable to optimize group synergy. Through these efforts, the Group will aim for core business innovation, enhancement and the improvement of group corporate value.

(iii)	Acceleration of each group business through the strengthening of financial foundations

By strengthening the Group’s business and financial foundations under a holding company structure, the growth of each business is expected to accelerate due to the Holding Company formulating the Group’s management strategy and its proactive distribution of management resources to growth fields.

With respect to large-scale redevelopments such as the redevelopment projects in Ginza and Shibuya, the Group will aim to ensure the promotion of such projects through the strengthening of its financial foundations and aim to realize the maximization of related revenues while expanding group participation assets. The Group will work to further improve its industry position in the real estate management and brokerage businesses, and aim to establish its presences as No. 1. in the industry. Additionally, the Group as a whole will promote overseas business development, making maximum use of the Group’s resources, and will proactively distribute management resources to growth fields while considering mergers and acquisitions. While adapting to business conditions which are expected to change significantly in the future, the Group will work to grow new businesses that provide high value-added services and products that span all aspects of people’s lifestyles.

Tokyu Land, the Company and Tokyu Livable will establish, through a share transfer pursuant to Article 772 of the Companies Act (the “Share Transfer”), the parent company “Tokyu Fudosan Holdings Corporation” (the “Holding Company”) which will hold 100% of the shares of each company. This Agenda Item, therefore, seeks to receive approval for the share transfer plan (the “Share Transfer Plan”) regarding becoming a wholly owned subsidiary of the Holding Company.

2.	Appropriateness of provisions regarding Article 773 Paragraph 1 Item 5 and Item 6 of the Companies Act

(1)
Upon the establishment of the Holding Company through the Share Transfer jointly carried out by each of the companies to become a wholly owned subsidiary, Tokyu Land, the Company and Tokyu Livable decided the allotment ratio for their respective shareholders as follows, and determined it to be suitable.

(i)	Share transfer ratio

For one share of common stock of Tokyu Land, the Company and Tokyu Livable, one share, 4.77 shares and 2.11 shares of common stock of the Holding Company will be delivered, respectively. One share unit of the Holding Company will comprise of 100 shares.

Shareholders of Tokyu Land, the Company and Tokyu Livable who will receive fractional shares of the Holding Company through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.

If, however, there is a material change in the various conditions forming the basis of calculations, the abovementioned share transfer ratio may be changed upon discussion among the three companies.

Additionally, the planned number of new shares to be issued due to the Share Transfer is 700,950,413 shares of common stock. This number is based on the following numbers of issued and outstanding shares as of March 31, 2013: Tokyu Land: 533,345,304; the Company: 14,400,000; and Tokyu Livable: 48,000,000.

Tokyu Land, the Company and Tokyu Livable respectively plan to retire treasury shares currently held thereby, or acquired in the future, by the effective date of the Share Transfer. Therefore, shares of the Holding Company are not planned to be allotted. However, as the number of treasury shares that will actually be retired as of the effective date of the Share Transfer is currently undetermined, there may be a change in the abovementioned number of new shares issued by the Holding Company.

The Group plans to apply to have the shares allocated to shareholders of Tokyu Land, the Company and Tokyu Livable due to the Share Transfer listed on the Tokyo Stock Exchange, and if such application is approved, it will be possible to trade the Holding Company’s shares on the Tokyo Stock Exchange. Therefore, shareholders who hold 100 or more shares of Tokyu Land, 21 or more shares of the Company or 48 or more shares of Tokyu Livable who are allotted more than one unit or 100 or more shares of the Holding Company, should be able to continue to trade shares of the Holding Company.

Shareholders of Tokyu Land, the Company or Tokyu Livable who are allotted fewer than 100 shares of the Holding Company will not be able to sell those shares on the Tokyo Stock Exchange or other securities exchanges, but shareholders who have less than one unit due to the Share Transfer will be able to demand that the Holding Company purchase such shares of less than one unit, or purchase extra shares to total one unit.

(ii)	Basis for calculation of the share transfer ratio

A.	Basis for calculation

In order to ensure the fairness of the share transfer ratio used in the Share Transfer, Tokyu Land retained Nomura Securities Co., Ltd. (“Nomura Securities”), the Company retained Daiwa Securities Co. Ltd. (“Daiwa Securities”) and Tokyu Livable retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) to respectively calculate the share transfer ratio used in the Share Transfer, and received documents calculating the same.

Nomura Securities used the Average Market Price Analysis, Comparable Companies Analysis and discounted cash flow method (“DCF”) with respect to Tokyu Land, the Company and Tokyu Livable respectively to calculate the share transfer ratio. The results using each method are as follows. The calculation range for the following share transfer ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of the Company and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of Tokyu Land.

	Calculation Method	The Company	Tokyu Livable
a	Average Market Price Analysis	4.45～4.87	2.04～2.15
b	Comparable Companies Analysis	2.56～2.86	1.18～1.55
c	DCF	2.67～9.57	1.46～2.88

(Note)  In relation to the share transfer ratio documentation prepared by Nomura Securities, Tokyu Land received a corrected version by Nomura Securities on May 30, 2013.  The results above show the numbers in the corrected version.  Please note that there has been no revision to the share transfer ratio agreed among Tokyu Land, Tokyu Livable, and the Company as a result of this correction.

The Average Market Price Analysis used the closing price on the record date (May 8, 2013), and the simple average value for the one week period before the record date, the one month period before the record date, the three month period before the record date and the six month period before the record date.

When calculating the share transfer ratio, Nomura Securities in principle used information provided by each company as well as publicly available information, and assumed the accuracy and completeness thereof. Nomura Securities did not independently verify the accuracy and completeness of such information. Nomura Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and their respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Nomura Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.

Daiwa Securities calculated the share transfer ratio for Tokyu Land, the Company and Tokyu Livable using the Average Market Price Analysis and DCF. The results using each method are as follows.

The calculation range for the following share transfer ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of the Company and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of Tokyu Land.

	Calculation Method	The Company	Tokyu Livable
a	Average Market Price Analysis	4.10～4.86	1.93～2.14
b	DCF	3.58～8.28	1.53～3.61

The Average Market Price Analysis used the closing price on the record date (May 9, 2013), and the simple average value for the one month period before the record date, the three month period before the record date and the six month period before the record date.

When calculating the share transfer ratio, Daiwa Securities in principle used materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Daiwa Securities did not independently verify the accuracy and completeness of such information. Daiwa Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and their respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Daiwa Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.

Mizuho Securities calculated the share transfer ratio for Tokyu Land, the Company and Tokyu Livable using the Average Market Price Analysis and DCF. The results using each method are as follows. The calculation range for the following share transfer ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of the Company and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of Tokyu Land.

	Calculation Method	The Company	Tokyu Livable
a	Average Market Price Analysis	4.10～4.55	1.93～2.05
b	DCF	4.13～6.11	1.65～2.37

The Average Market Price Analysis used the closing price on the record date (May 9, 2013), and the simple average value for the one week period before the record date, the one month period before the record date and the three month period before the record date.

When calculating the share transfer ratio, Mizuho Securities in principle used materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Mizuho Securities did not independently verify the accuracy and completeness of such information. Mizuho Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off balance sheet assets and liabilities and other contingent liabilities) of each company and their respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Mizuho Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.

Furthermore, Nomura Securities, Daiwa Securities and Mizuho Securities respectively received financial projections for Tokyu Land, the Company and Tokyu Livable and used them as the basis for analysis using DCF. The future profit plans for Tokyu Land, the Company and Tokyu Livable used by Nomura Securities, Daiwa Securities and Mizuho Securities as the calculation basis for DCF were based on the current organization structure and did not project any large increases or decreases.

B.	Background to calculations

As described above in A., Tokyu Land, the Company and Tokyu Livable retained Nomura Securities, Daiwa Securities and Mizuho Securities respectively to calculate the share transfer ratio used in the Share Transfer and each company respectively carried out extensive careful consideration, negotiation and consultation referring to the results of calculations provided by the third party advisors, comprehensively taking into account factors including the finances, assets, outlook and market share price levels for each company. Consequently, Tokyu Land, the Company and Tokyu Livable determined the suitability of the above share ratio as of May 10, 2013, and therefore agreed to carry out the Share Transfer using the above share transfer ratio and prepared the Share Transfer Plan.

C.	Relationship with advisors performing the calculations

None of the advisors who performed the calculations (i.e. Nomura Securities, Daiwa Securities and Mizuho Securities) qualify as a party related to Tokyu Land, the Company or Tokyu Livable, nor do they have a material interest in the Share Transfer that requires disclosure.

(iii)	Treatment of the Holding Company’s listing application

Tokyu Land, the Company and Tokyu Livable plan to apply to have the shares of the Holding Company newly listed on the Tokyo Stock Exchange. The planned listing date is October 1, 2013. As Tokyu Land, the Company and Tokyu Livable will become wholly owned subsidiaries of the Holding Company through the Share Transfer, they each plan to delist from the Tokyo Stock Exchange as of September 26, 2013.

The dates for listing and delisting will be determined in accordance with the rules of the Tokyo Stock Exchange.

(iv)	Measures to ensure fairness

In order to ensure the fairness of the Share Transfer, Tokyu Land, the Company and Tokyu Livable selected Nomura Securities, Daiwa Securities and Mizuho Securities respectively as independent third party advisors and received from them documents calculating the share transfer ratio to be used as the basis for their agreement on the share transfer ratio. None of the companies obtained a fairness opinion from the abovementioned third party advisors to the effect that the share transfer ratio is financially suitable for the shareholders of each company respectively.

Furthermore, Tokyu Land, the Company and Tokyu Livable selected Nishimura & Asahi, Oh-Ebashi LPC & Partners and Masuda & Partners Law Office respectively as legal advisors and received advice on matters including the procedures for the Share Transfer, the method and schedules for decision makings.

(v)	Measures to avoid conflicts of interest

Tokyu Land holds 55.57% of the Company’s issued and outstanding shares (as of March 31, 2013. Includes indirect holdings) and 52.93% of Tokyu Livable’s issued and outstanding shares (as of March 31, 2013. Includes indirect holdings) respectively.

Due to the capital relationship above, Tokyu Land took the following measures to avoid conflicts of interest.

In order to avoid conflicts of interest, at the meeting of Tokyu Land’s board of directors held on May 10, 2013, Motonori Nakamura who holds a concurrent post as Representative Director of the Company and Yoshihiro Nakajima who also holds a concurrent post as Representative Director of the Company abstained from deliberation of and voting in the resolution for the Share Transfer, and the resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than Motonori Nakamura and Yoshihiro Nakajima.

Due to the capital relationship above, the Company took the following measures to avoid conflicts of interest.

In order to avoid conflicts of interest, at the meeting of the Company’s board of directors held on May 10, 2013, President Motonori Nakamura, Director Masatake Ueki, Director Kiyoshi Kanazashi and Director Yoshihiro Nakajima who respectively hold concurrent posts as directors of Tokyu Land and Tokyu Livable, and Director Hirofumi Nomoto who also holds a concurrent post as a director of Tokyu Land abstained from deliberation of and voting in the resolution for the Share Transfer, and a resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than President Motonori Nakamura, Director Masatake Ueki, Director Kiyoshi Kanazashi, Director Yoshihiro Nakajima and Director Hirofumi Nomoto.

Of the Company’s statutory auditors, Eiji Futami who also serves as a statutory auditor for Tokyu Land and Tokyu Livable did not express an opinion at the abovementioned meeting of the board of directors. All of the Company’s statutory auditors excluding Eiji Futami attended the abovementioned meeting of the board of directors of the Company and expressed opinions to the effect that they have no objections to the preparation of the Share Transfer Plan.

Negotiations on the ratio of the Share Transfer were held a total of four times between April 15, 2013 and May 9, 2013 and the directors of the Company responsible for the negotiations did not include directors for whom there was a risk of conflicts of interest with Tokyu Land and Tokyu Livable. Furthermore, directors of the Company who had worked for Tokyu Land and were responsible for the negotiations and participated in the deliberations and resolution of the aforementioned meeting of the Tokyu Livable’s board of directors did not include persons who are currently officers of Tokyu Land or any other persons for whom there is a substantial risk of a conflicts of interest with regard to the Share Transfer with Tokyu Land.  The Company also obtained an opinion dated May 9, 2013 to the effect that the Share Transfer is not prejudicial to the interests of the Company’s minority shareholders from Oh-Ebashi LPC & Partners, a law firm without an interest in the Company’s controlling shareholder Tokyu Land.

Due to the capital relationship above, Tokyu Livable took the following measures to avoid conflicts of interest.

In order to avoid conflicts of interest, at the meeting of Tokyu Livable’s board of directors held on May 10, 2013, Chairman of the Board of Directors Masatake Ueki, President Yoshihiro Nakajima, Director Kiyoshi Kanazashi and Director Motonori Nakamura who respectively hold concurrent positions as directors of Tokyu Land and the Company abstained from deliberation of and voting in the resolution for the Share Transfer, and a resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than Chairman of the Board of Directors Masatake Ueki, President Yoshihiro Nakajima, Director Kiyoshi Kanazashi and Director Motonori Nakamura.

Of Tokyu Livable’s statutory auditors, Eiji Futami who holds concurrent positions as a statutory auditor for Tokyu Land and the Company did not express an opinion at the abovementioned meeting of the board of directors. All the statutory auditors of Tokyu Livable excluding Eiji Futami attended the abovementioned meeting of the board of directors of the Company and expressed opinions to the effect that they have no objections to the preparation of the Share Transfer Plan.

Negotiations on the ratio of the Share Transfer were held a total of four times between April 15, 2013 and May 9, 2013 and the directors of Tokyu Livable responsible for the negotiations did not include directors for whom there was a risk of conflicts of interest with Tokyu Land and the Company. Furthermore, directors of Tokyu Livable who had worked for Tokyu Land and were responsible for the negotiations and participated in the deliberations and resolution of the aforementioned meeting of Tokyu Livable’s board of directors did not include persons who are currently officers of Tokyu Land or any other persons for whom there is a substantial risk of a conflicts of interest with regard to the Share Transfer with Tokyu Land.  Tokyu Livable also obtained an opinion dated May 9, 2013 to the effect that the Share Transfer is not prejudicial to the interests of Tokyu Livable’s minority shareholders from Masuda & Partners Law Office, a law firm without an interest in Tokyu Livable’s controlling shareholder Tokyu Land.

(2)	Stock capitalization and reserves of the Holding Company

Tokyu Land, the Company and Tokyu Livable determined that the stock capitalization of the Holding Company shall be 60,000,000,000 yen, capital reserves shall be 15,000,000,000 yen and the retained earnings reserves shall be 0 yen, and judge this to be suitable. The stock capital and capital reserves were determined within the scope of Article 52 of the Ordinance on Accounting of Companies upon discussions among Tokyu Land, the Company and Tokyu Livable, comprehensively taking into account and consideration, inter alia, the capital policy of the Holding Company after establishment.

3.	Tokyu Land Corporation and Tokyu Livable

(1)	Most recent financial statements, etc.

The details of the financial statements, etc. of Tokyu Land and Tokyu Livable for the fiscal year ended March 31, 2013 are available on the Company’s website (http://www.tokyu-com.co.jp/ir/index.html), pursuant to laws and regulations, and Article 13 of the Articles of Incorporation.

(2)	Matters occurring after the last day of the fiscal year which have a material effect on the disposition of material assets, the assumption of material debt and the status of other company assets

Not applicable.

4.
Matters occurring after the last day of the fiscal year which have a material effect on the disposition of material assets, the assumption of material debt and the status of other company assets at the Company

Not applicable.

Cautionary Statement Regarding Forward-Looking Statements

This convocation notice and reference materials contain forward-looking statements that reflect the Companies’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Companies and the other relevant parties actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.